EXHIBIT 12

ONEOK, Inc.

Computation of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Six Months Ended June 30,
(Unaudited)	2003		2002
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$47,263		$47,320
Other interest	3,162		4,940
Amortization of debt discount and expense	3,121		1,775
Interest on lease agreements	4,740		4,439

Total Fixed Charges	58,286		58,474
Preferred dividend requirements	33,132		29,919

Total fixed charges and preferred dividend requirements	$91,418		$88,393

Earnings before income taxes and income from equity investees	$241,925		$171,685
Total fixed charges	58,286		58,474

Earnings available for combined fixed charges and preferred dividend requirements	$300,211		$230,159

Ratio of earnings to combined fixed charges and preferred dividend requirements	3.28	x	2.60	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle and discontinued operations plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.